JOINT VENTURE AGREEMENT

Made and entered into by and between:

NEW MINING C.I.

(hereinafter referred to as “NMC”)

and

RANDGOLD RESOURCES (CÔTE D’IVOIRE) LIMITED

(hereinafter referred to as “RR”)

INDEX

CLAUSE	SUBJECT
1.	Interpretation and Preliminary
2.	Establishment of a Joint Venture
3.	Exploration of Prospecting Rights
4.	Participation Interest
5.	Excluded Areas
6.	Joint Venture Management Committee
7.	The Manager
8.	Services provided by NMC
9.	Mining Company
10.	Disposal of Joint Venture Interest
11.	Assignment
12.	Force Majeure
13.	Mediation and Arbitration
14.	Breach
15.	Governing Law
16.	Domicilium
17.	Nature of Agreement
18.	Duration
19.	Confidentiality
20.	Public Announcements
21.	General
22.	Language

WHEREAS NMC is involved in business and commercial activities in Côte d’lvoire with offices in Abidjan,

AND RR is involved in mineral exploration in Côte d’lvoire;

AND WHEREAS RR requires the services of a Abidjan based organisation to assist it by providing support services particularly in the administration and logistical fields as well as in the acquisition of interests in Côte d’lvoire;

AND WHEREAS NMC is well suited to provide those services to RR and has agreed to do so in exchange for a nominal monthly financial payment from RR and a participation interest in any mineral projects RR develops in Côte d’lvoire.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS;

1.	INTERPRETATION AND PRELIMINARY

The headings to the clauses are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of this agreement nor any clause. In this agreement, unless a contrary intention clearly appears;

1.1	words importing any one gender include the other two genders, the singular includes the plural and vice versa, and natural persons include created entities (corporate or unincorporate) and vice versa;
1.2	the following terms shall have the meaning assigned to them hereunder, and cognate expressions shall have a corresponding meaning, namely;

1.2.1	Affiliated Company	:

a company which controls or is directly or indirectly controlled by one of the parties, or any company which controls or is directly or indirectly controlled by any company or legal entity which itself directly or indirectly controls one of the parties, such control being exercised by holding, directly or indirectly, the majority of voting rights at another company’s general meeting;

1.2.2	Area of Interest	:	the country of Côte d’lvoire, but excluding those areas referred to in 5;
1.2.3	Effective Date	:	The date on which the Research Permits over the regions known as Nielle and Tehini - Bouna are issued to RR;

1.2.4	Feasibility Study	:

the completed investigation and report by RR of the mineral potential of a particular mineral deposit in Côte d’lvoire, which feasibility study will include a recommendation by RR on the exploitation or otherwise of the specific mineral deposit;

1.2.5	NMC	:	New Mining C.I. a company established according to the laws of Côte d’lvoire whose head office is situated in Abidjan;
1.2.6	Joint Venture	:	the Joint Venture established between the Parties and recorded in this agreement;
1.2.7	Joint Venture Agreement	:	this agreement;
1.2.8	Management Committee	:	the Joint Management Committee to be established to run the activities of the Joint Venture;
1.2.9	Minerals	:	all Minerals for which the Parties are entitled to prospect in Côte d’lvoire;
1.2.10	Mining Company	:	the company which may be incorporated to develop any mineral deposit of the Joint Venture in the Area of Interest;
1.2.11	Participating Interest	:	each Party’s interest in the Joint Venture at any given moment expressed as a percentage;
1.2.12	Party and Parties	:	NMC and RR together with their successors in title and assigns and referred to collectively or individually, as the case may be;
1.2.13	Prospecting Activities	:

all investigations whether on surface or underground, to establish the existence of Minerals or the continuity of previously discovered mineral indicators, to determine the existence of deposits and to study the conditions under which these can be mined as well as all activities and studies related to the geology, topography, mineral processing, infrastructure, economic forecasts and related activities;

1.2.14	RR	:	Randgold Resources ( Côte d’lvoire) Limited a company registered in Jersey, Channel Islands with an Office in Johannesburg, South Africa.
2.	ESTABLISHMENT OF A JOINT VENTURE
2.1	On the Effective Date the Parties establish a Joint Venture to be known as the _Côte d’lvoire Joint Venture between themselves.
2.2

The Joint Venture will have as its main objects the securing of prospective mineralogical areas, and the conduct of Prospecting Activities, within Côte d’lvoire, with the aim of turning any discoveries made to account.

3.	EXPLORATION OF PROSPECTING RIGHTS
3.1	RR will undertake Prospecting Activities and prepare Feasibility Studies within Côte d’lvoire on behalf of the Joint Venture.
3.2

The cost of Prospecting Activities and preparation of Feasibility Studies will be for RR’s account, with NMC only being required to participate financially once the Feasibility Study has been completed and the development of a mineral deposit has been approved by the Management Committee.

3.3

NMC will make available to the Joint Venture for Prospecting Activities any Minerals within the Area of Interest over which it acquires the right to prospect during the term of this Agreement. Such Minerals will be prospected in the same manner as those brought into the Joint Venture by RR.

3.4

Should either Party acquire an interest in an existing mine in the Area of Interest, then that Party shall offer the other Party an interest in that mine equivalent to its Participation Interest at a cost pro-rata to the cost of acquisition.

4.	PARTICIPATING INTEREST
4.1	The Parties’ Participating Interest in the Joint Venture is;

RR	: 85%
NMC	: 15%
4.2	During the Prospecting Activities period and Feasibility Study stages, RR will contribute whatever funds are required to allow NMC to maintain its Participating Interest in the Joint Venture at 15%.

4.3	NMC will only be called upon to contribute to the costs of the Joint Venture once a Feasibility Study has been finalised and it is decided to proceed with the exploitation of a mineral deposit.
5.	EXCLUDED AREAS
5.	The Area of Interest is all of Côte d’lvoire save for.
5.1	that area subject to Research Permit No. 50 over the Odienné project, and
5.2

the area subject to an application for a Research Permit by RR over the region known as Mont Fouimba and Mont Goma and dated 19 November 1996. Once this application has been approved and the Research Permit has been issued, the said area will be included within the Area of Interest.

6.	JOINT VENTURE MANAGEMENT COMMITTEE
6.1

The general conduct of the business and affairs of the Joint Venture shall be determined and administered by a Management Committee which shall be constituted and have the powers and authority as hereinafter stated.

6.2	NMC shall appoint 1 representative and RR 3 representatives to the Management Committee and alternatives to these representatives.
6.3	The Parties shall be bound by all decisions of the Management Committee properly taken in accordance with the provisions of this agreement.
6.4	The appointment by Parties of representatives on the Management Committee shall remain in effect until such time as any amendment is communicated to every other Party hereto.
6.5

At any meeting held according to a specific agenda, all decisions of the Management Committee shall be made and taken by a unanimous vote of the majority in aggregate of the Participating Interests held by the Parties represented on the Management Committee. In the event that a Party is represented at a meeting by more than one representative and/or alternate, such representatives and/or alternates shall vote en bloc for the Party they represent. The quorum for any such meeting shall be the presence thereat of one representative or the alternate of each of the Parties entitled to appoint one or more representatives in terms of 6.2 above. In the event that a quorum is not attained, the meeting shall stand adjourned for 1 (one) business day and the representative or representatives of the Party or Parties present at such reconvened meeting shall constitute a quorum.

6.6	The Management Committee shall meet at biannual intervals in Abidjan save for contrary advice from the Parties.

6.7	The Chairman of the Management Committee shall be a member of the Management Committee and shall be appointed as Chairman by the Party which is entitled to appoint the Manager of the Joint Venture.
6.8

Not later than 15 (fifteen) days prior to each meeting of the Management Committee, the Manager shall deliver to every representative notice of such meeting, an agenda for the meeting and a copy of any document in relation to which decisions are to be taken or considered, together with such supplementary information as may be reasonably required or requested by any representative on the Management Committee.

6.9

The Management Committee may be assisted at any meeting by technical, financial, legal or other professional adviser, provided that where individual representatives on the Management Committee wish to utilise the services of any person who is not employed directly by either NMC or RR or any of their respective associate or holding companies, then the name of the proposed advisers and the nature of the advice to be sought shall first be referred for approval to the Chairman of the Management Committee whose approval shall not be unreasonably withheld.

6.10

Minutes of meetings of the Management Committee shall be prepared by the Manager and circulated to all representatives on the Management Committee within a reasonable time. Minutes of each previous meeting will be tabled for approval at the next subsequent meeting.

6.11	The Management Committee shall be responsible for the following matters;
6.11.1

the work programme and budget relating to the exploration activities and the budget relating to matters detailed in 6.11.2 for the ensuing financial year, together with any amendments or supplements thereto, which programmes and budgets shall have been prepared and submitted to the Management Committee by the Manager in accordance with the provisions of 7.2.3.1 below;

6.11.2

any acquisition of further prospecting contracts, the exercise of options contained in any existing or further prospecting contracts, the acquisition of mineral or mining rights concerning the Joint Venture and any sale, transfer, surrender, variation of terms, abandonment or relinquishment of the prospecting contracts or any of the mineral rights or assets which are held for the benefit of the Joint Venture;

6.11.3	the determination of the admissibility of exploration expenditure;
6.11.4	any other matters which the Parties agree should be the responsibility of the Management Committee.
7.	THE MANAGER
7.1	The Parties appoint RR as the Manager of the Joint Venture.

7.2	The Manager of the Joint Venture appointed in accordance with the provision of this agreement shall;
7.2.1	be subject to such lawful directions as may be given from time to time by the Management Committee;
7.2.2	manage, supervise and conduct all exploration and mining activities by or on behalf of the Joint Venture in the Area of Interest;
7.2.3	be subject to the following rights, duties, obligations and responsibilities without in any way limiting the generality of the provision of this clause;
7.2.3.1	the preparation each year of annual programmes and budgets for the succeeding 12 month period, and interim revisions thereof as often as these may be necessary;
7.2.3.2	the maintenance of all accounting documentation on behalf of the Joint Venture and the duties in relation thereof;
7.2.3.3	the preparation of and submission to the members of the Joint Venture of half-yearly progress and financial reports;
7.2.3.4

the recommending of additional property acquisitions or the purchasing, leasing or other acquisitions of immovable property or real rights within the Area of Interest and negotiating option agreements in respect of the peripheral area;

7.2.3.5	the provision or acquisition of all materials, supplies, machinery, equipment and services required for the exploration programme;
7.2.3.6

the procuring of the services of such experts and consultants as are necessary in regard to administration, computer, engineering, design, legal, accounting or other professional or other services required in connection with the Joint Venture;

7.2.3.7	the provision of such employees as are necessary for the implementation of any exploration programme including the appointment of a field manager;
7.2.3.8	the performance of obligations necessary to maintain property including real rights or prospecting rights in the Area of Interest;
7.2.3.9	the securing of all licences, permits, approvals and authorities necessary or appropriate for the prospecting operations;
7.2.3.10	the securing and maintaining in effect of adequate and reasonable insurance covering the exposures to risk or loss to the Joint Venture;

7.2.3.11

the maintaining of complete and accurate records and accounts of all transactions undertaken by it in connection with the activities and responsibilities hereunder which records and accounts any Party hereto may by itself, or through its duly authorised representatives, inspect and copy;

7.2.3.12	the preparation of such preliminary appraisals and Feasibility Studies as the Management Committee may require it to undertake;
7.2.4

allow any Party access to any particular prospect being explored and to examine all records, reports, accounts, maps, logs and surveys and all other books, correspondence or other documents of the Manager in relation to any of the activities and operations in respect of this Joint Venture.

8.	SERVICES PROVIDED BY NMC

The services to be provided by NMC to the Joint Venture and the basis on which NMC will recover their costs will be as agreed to between the Parties.

9.	MINING COMPANY
9.1	On completion of a Feasibility Study the Management Committee will make a recommendation to the Parties on whether to proceed with the development of a mine.
9.2

If the Parties decide to proceed with the development of a mine the Manager shall arrange for the incorporation of a company in Côte d’lvoire which shall apply to the State for an exploitation permit and shall proceed with the raising of funds and the development and operation of the mine in terms of the Feasibility Study.

9.3	The Parties will be obliged to contribute to the equity funding required by the mining company in proportion to their Participating Interest in the Joint Venture.
9.4

In consideration for the equity subscriptions in 9.3 the mining company will allocate shares in its capital to the Parties in proportion to the subscriptions made. NMC will be entitled, but not obliged to subscribe up to 15% of the equity funding required with RR subscribing the balance, and in consideration the Parties shall be entitled to receive shares in the Mining Company in proportion to their subscription. NMC and RR will be obliged to allocate the entitlement of the State and any other third party interests in the equity of the Mining Company out of their Participating Interests. This means that the eventual Participation Interests of NMC and Randgold in the equity of the Mining Company will be reduced by the percentage participation the State and any other third party interests acquires.

9.5	On the formation of a Mining Company that company’s Articles and Memorandum of Association will replace this Joint Venture agreement as the means for governing the relationship between the Parties.

9.6	If NMC decides to become a subscriber to the equity required by the Mining Company as provided for in 9.4 it shall be entitled to nominate a director to the board of the Mining Company.
9.7	This Joint Venture Agreement shall not terminate by reason of the formation of a Mining Company but shall continue for as long as RR is conducting Prospecting Activities in Côte d’lvoire.
9.8

Each project Feasibility Study which culminates in the development of a mine shall be subject to the provisions of this clause 9 and each new mine development will be conducted by a separate Mining Company, or as the Parties so decide in terms of the Mining Law in Côte d’lvoire.

10.	DISPOSAL OF JOINT VENTURE INTEREST
10.1

If a Party intends to dispose of all or part of its Participating Interest in the Joint Venture it shall first irrevocably offer such interest to the other Party for a period of 30 days, on the same terms and conditions as it can demonstrate that a willing and able purchaser is prepared to pay to acquire such an interest, and the name of such third party.

10.2

If, the offer, for the Participating Interest is not accepted in writing within 30 days, the offering Party may, within a further 180 days, dispose of the Participating Interest on offer to any person, save that if a third party has been named as contemplated above only to such third party at a price not lower and on terms not more favourable to such third party than the price and terms at and on which the other Party was entitled to purchase it. Upon expiry of the 180 day period with the Participating Interest not having been disposed of, the offering Party shall not be entitled to dispose of such Participating Interest without again following the provisions of this clause 10.

10.3

Notwithstanding anything to the contrary herein contained a Party shall not dispose of its Participating Interest to a third party unless that third party agrees in writing to be bound by all of the terms of this agreement and any other agreement in force relating to this Joint Venture and to which RR and NMC is a Party.

10.4

Other than as provided for in this agreement, the Participating Interest of a Party in the Joint Venture may not be disposed of, pledged, ceded or transferred without the prior written consent of the other Party.

11.	ASSIGNMENT
11.1	A Party shall have the right to cede and assign all of its rights and obligations under this agreement to an Affiliated Company.
11.2	NMC shall not have the right to cede and assign its rights and obligations under this agreement to any third party otherwise than in terms of clause 10.

11.3

If NMC’s rights in terms of this agreement are ceded, assigned or transferred to an Affiliated Company and control of that Affiliated Company is to be transferred to a third party, NMC shall be obliged to first offer its rights held in terms of the Joint Venture by that Affiliated Company to RR, and the terms of clause 10 shall mutatis mutandis apply.

12.	FORCE MAJEURE
12.1

If one of the Parties does not have the possibility to fulfill its contractual obligations apart from payments which may be due, or is only able to fulfill those obligations after a certain delay due to events beyond its control, the non-fulfilment or delay shall not be regarded as a breach of the agreement if it is the result of an Act of God.

12.2

In terms hereof Acts of God are deemed to be events which are beyond the control of one of the Parties and which prevent it from fulfilling is obligations, such as Government intervention, earthquakes, strikes, riots, insurrections, disturbances of the peace, acts of sabotage, acts of war or conditions which can be ascribed to war, including lack of access to technology or equipment. The Parties have expressed their intention that the term “Act of God” should be interpreted as closely as possible to the generally accepted interpretation given to this term in accordance with the principles and customs of international law.

13.	MEDIATION AND ARBITRATION
13.1

Should any disputes or differences whatsoever arise at any time between the Parties concerning this agreement or its construction or effect or as to the rights, duties and/or liabilities of the Parties or any of them under or by virtue of this agreement or otherwise or as to any other matter in any way arising out of the subject matter of this agreement then any Party:

13.1.1	may declare a dispute by delivering the details of the dispute to the other Party, and;
13.1.2	request that the dispute be referred by the Parties, without legal representation, to mediation by a single mediator at a place and time to be determined by him.
13.2	If, within 30 days of the delivery of the declaration of a dispute, the Parties have not agreed to accept mediation then the dispute shall be determined by arbitration as prescribed below.
13.3	If the Parties agree to mediation then the mediator shall be:
13.3.1	selected by agreement between the Parties, or, failing agreement within 10 days of any Party calling for such agreement;

13.3.2

nominated on the application of any Party by the Chairman for the time being of the General Counsel of the Bar for England and Wales and which mediator shall be one of Her Majesty’s Counsel currently practising at the London Bar.

13.4

The mediator shall, at his entire discretion, determine whether the reference to him shall be made in the form of written and/or oral representations providing that, in making this determination, he shall consult the disputing Parties and be guided by their desires of the form in which the representations are to be made.

13.5	The mediator shall, within a reasonable period after receiving the representations, express in writing an opinion on the matter and shall include his detailed reasons leading to the opinion.
13.6	The mediator shall deliver a copy of his opinion to every Party.
13.7

The opinion so expressed by the mediator shall be final and binding on the Parties unless any Party within 30 days of the delivery of the opinion, notifies the other Parties of the first Party’s unwillingness to accept the opinion.

13.8	The costs of mediation shall be determined by the mediator and shall comprise:
13.8.1	the mediator’s expenses, and;
13.8.2	a fee which shall have been previously agreed by the Parties.

The costs shall be borne equally by the Parties to the dispute and shall be due and payable to the mediator on presentation to them of his written account.

13.9	Any Party shall bear the costs of any legal advice that Party may have obtained in connection with the mediation.
13.10	The expressed opinion of the mediator shall not prejudice the rights of the Parties in any manner whatsoever in the event of their proceeding to arbitration.
13.11

Any decision given by any representative of the Parties in accordance with any provision of this agreement prior to or during the mediation shall not disqualify him from being called as a witness and giving evidence before the arbitrator on any matter whatsoever relevant to the dispute or difference so referred to the arbitrator as provided in this clause.

13.12

If any Party to this agreement be unwilling to accept mediation or be unwilling to accept the opinion expressed by the mediator then any Party may, by written notice delivered to the other, within 30 days of the declaration of the dispute if there be no mediation or within 30 days of the issue of the mediator’s opinion if mediation takes place, require that the dispute be referred to arbitration.

13.13	Such arbitration shall be by a single arbitrator who shall be:
13.13.1	selected by agreement between the Parties or, failing such agreement within 10 days of delivery of the notice referred to in 13.12;
13.13.2

nominated on the application of any Party by the Chairman for the time being of the General Counsel of the Bar for England and Wales and which mediator shall be one of Her Majesty’s Counsel currently practising at the London Bar.

13.14

The arbitrator shall have power to open up, review and revise any certificate, opinion, decision, requisition or notice relating to all matters in dispute submitted to him and to determine all such matters in the same manner as if no such certificate, opinion, decision, requisition or notice had been issued. The arbitration shall be conducted in the English language in London, England or in such other place as the Parties may agree on.

13.15

Upon every or any such reference, the costs of and incidental to the reference and award shall be in the discretion of the arbitrator, who may determine the amount of the costs, or direct them to be taxed as between attorney and client or as between Party and Party and shall direct by whom and to whom and in what manner they shall be borne and paid.

13.16	The award of the arbitrator shall be final and binding on the Parties and any Party shall be entitled to apply to the Courts to have such award made an order of court.
14.	BREACH
14.1

If either of the Parties to this agreement commits a breach of any provision hereof, the other Party aggrieved by the breach may give written notice to the Party in breach to rectify the breach (if the breach is capable of remedy) specifying a period of not less than 60 days after receipt of notice within which the breach must be rectified. If the breach remains unrectified at the expiry of that period, the Party giving notice may terminate this agreement with immediate effect by further written notice to the Party in breach.

14.2

The provisions of this clause will not affect the rights of the Parties to terminate this agreement for reasons sufficient in common law or to claim damages or other relief in respect of its provisions.

15.	GOVERNING LAW

This agreement will be construed according to and governed by the laws of England.

16.	DOMICILIUM
16.1	The parties’ choose domicilium citandi et executandi (“domicilium”) for all purposes arising from or pursuant to this agreement, as follows;

16.1.1	NMC	:	3E Etage
Immeuble Saph
13 BD Roume
Abidjan - Plateau
Abidjan
Côte d’lvoire
Fax No. (09225)22.50.12

16.1.2	RR	:	5 Press Avenue
Selby
Johannesburg
South Africa

P.O. Box 82291
Southdale, 2135
South Africa
Fax No. (27 11)837-0813
16.2

Each of the parties shall be entitled from time to time, by written notice to the other, to vary its domicilium to any other address within the country originally chosen as its domicilium which is not a post office box or poste restante.

16.3	Any notice given and any payment made by one Party to another Party shall unless otherwise provided be deemed to be received;
16.3.1	on the same day, if delivered by hand;
16.3.2	on the same day, if sent by fax;
16.3.3	on the 14th day after posting, if sent by prepaid registered mail.
17.	NATURE OF AGREEMENT
17.1

This agreement will not create nor is it intended to create, a partnership between the Parties, and will not form any other association between the Parties apart from and to the limited extent, occasioned by this agreement.

17.2	Nothing in this agreement will create any fiduciary relationship for any purpose whatsoever apart from and except in respect of and for the purposes and objects of the Joint Venture.

18.	DURATION

This contract shall continue whilst RR is conducting Prospecting Activities in Côte d’lvoire and shall cease if RR ceases its Prospecting Activities in that country or if RR acquires NMC’s interest in this Joint Venture.

19.	CONFIDENTIALITY
19.1

All information made available to or obtained by a Party from or in connection with or as a result of the implementation of this agreement or any documents pursuant hereto which is not a matter of public knowledge or lawfully available from any other source shall be and remain confidential between the Parties during the currency of this agreement and shall not, without the prior written consent of the other Party, which consent shall not unreasonable be withheld, be disclosed to any third person other than any subsidiary, associate or holding company of a Party, Governmental Body or Department or Statutory Body who shall have lawfully requested it, any Court or competent jurisdiction which shall have directed it, any bank or other recognised financial institution making a loan or giving financial accommodation to a Party or a subsidiary of a Party relative to the Joint Venture, any accountant, attorney, or advocate engaged by a Party or any recognised merchant or investment banking firm engaged in rendering financial advise to a Party, or as may be required by law or by the rules of any recognised stock exchange, or for the purposes of any arbitration or court proceeding in respect of a dispute arising out of the Joint Venture.

19.2

Each Party shall take or cause to be taken such reasonable precautions as may be necessary to prevent the disclosure of any information and data made available or obtained from the Joint Venture which are not a matter of public knowledge or lawfully available from any other source.

20.	PUBLIC ANNOUNCEMENTS

No Party shall without the consent in writing of the other Party issue or make any public announcement or statement regarding this agreement or its implementation unless it is necessary for a Party or a subsidiary to make such public announcement or statement in order to comply within the Republic of South Africa or Côte d’lvoire or elsewhere with a statutory obligation or the requirements of a competent government agency or a recognised stock exchange.

21.	GENERAL
21.1

This agreement constitutes the entire agreement between the Parties, who hereby record that there are no ancillary or collateral agreements between them and that no representations are made or warranties given by or on behalf of any of them save as set out in this agreement.

21.2

No alteration, variation, or suspension of any of the terms of this agreement, other than by reasonable vis major circumstances, shall be of any force or effect unless reduced to writing and signed by the parties.

21.3

To the extent that any of the parties (whether by reason of sole ownership of the property or instruction given to any third party or otherwise) pays more than that Party owes in respect of any expenses arising out of this agreement, then the Party so paying shall be entitled to recover the excess from the other parties.

21.4

The parties shall use their best endeavours to do all such things, perform all such acts and take all such steps and to procure the doing of all such things, the performance of all such acts and the taking of all such steps as may be necessary, incidental or conducive to giving effect to the terms, conditions and/or import of the Joint Venture.

21.5

No waiver by any Party of any breach of the terms or conditions of this agreement to be performed by the other parties shall be construed as a waiver of any succeeding breach of the same or any other terms or conditions.

22.	LANGUAGE

This agreement is signed in English which language shall be authoritative.

SIGNED and AGREED to at Johannesburg on this the 13th day of January 1997, in the presence of the undersigned witnesses.

AS WITNESSES:	For and on behalf of: NEW MINING C.I.
1.

2.

SIGNED and AGREED to at Johannesburg on this the 13th day of January 1997, in the presence of the undersigned witnesses.

AS WITNESSES:	For and on behalf of: RANDGOLD RESOURCES (CÔTE D’lVOIRE) LIMITED
1.
DIRECTOR

2.
DIRECTOR